ICIM Services
Partners in Risk Management

November 26, 2013

Mr. Michael Lewis
Chief Compliance Officer
Saturna Capital Corporation
1300 N. State Street
Bellingham, WA 98225

RE: ICI Mutual Investment Company Blanket Bond No. 89265113B ("Bond")
D&O/E&O Liability Insurance Policy No. 89265113D ("Policy")

Dear Michael:

As we have previously discussed, we understand that you prepare a proposed allocation of premium between the joint insureds on the above referenced Bond and Policy. I am hereby confirming that the share of total premium for Blanket Bond and D&O/E&O coverage allocated to each Investment Company Insured is less than the premium such company would have had to pay if it had purchased separate policies each with the same limit from ICI Mutual.

Further to your request, we are providing the following updated estimates for individual bonds and policies for the separate insureds in the chart below. Please note that these are not quotations, and do not include state premium tax amounts. Should you wish to seek formal quotes for these options, please advise us accordingly as additional underwriting will be necessary.

Individual Insured	Bond Limit (Option 1)	Bond Premium (Option 1)	Bond Limit (Option 2)	Bond Premium (Option 2)	D&O/E&O Policy Limit	Policy Premium
Amana Mutual Funds Trust	$2,300,000	$11,500	$3,500,000	$17,000	$3,000,000	$70,000
Saturna Investment Trust	$750,000	$4,100	$3,500,000	$16,000	$1,000,000	$22,500
Saturna Capital	$250,000	$2,100	$3,500,000	$15,500	$1,000,000	$31,500
Saturna Brokerage	$200,000	$1,900	$3,500,000	$15,000	N/A

If you have any questions, please do not hesitate to call me at 202/326-5479.

Regards,

/s/Maggie Sullivan
Senior Underwriter

1401 H Street, NW • Washington, DC 2005 • 800.643.4246 • Fax: 202.682.2425